Exhibit 4 (a).25

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 48

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter: “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner on 7 April 1998, as follows:

Amendment of Article 71A

1.	Article 71A.4 of the License shall be marked as sub-section (a) and afterwards shall come:

” (b) Notwithstanding the above-mentioned in Article 71A.2 and sub-section (a), if the blocking of the identification number will cause termination of service for other terminal equipment with the same identification number, the Licensee may choose to not perform the said blocking.”

2.	In Article 71A.5 of the License, the words “in writing” and “for this matter, in writing, including by facsimile or electronic e-mail”, shall be deleted.

3.	In sub-section 71A.(c) of the License, instead of “19 October 2008” shall come “30 January 2009".

4.	After Article 71A.6 of the License, shall come:

“71A.7 The Licensee shall detail in a bi-annual report, the number of blocked identification numbers and the amount of indentification numbers for which blocking was removed as well as the amount of identification numbers that were not blocked in accordance with this article and the reasons for it”.

5.	The provisions of Article 71A shall become effective as of 30 January 2009.

(5 November 2008)

(sgd) —————————————— Mordechai Mordechai Director-General	(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing